Form 5  ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP
        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
        Washington, DC 20549

OMB Number: 3235-0362  Expires: January 31, 2005


  Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
  Form 3 Holdings Reported
X Form 4 Transactions Reported


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940 OMB APPROVAL

1.Name and Address of Reporting Person*
McBaine J. Patterson, 50 Osgood Place, San Francisco, CA 94133
2.Issuer Name and Ticker or Trading Symbol
Garden Burger (GBUR)
3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4.Statement for Month/Year 1/02
5.If Amendment, Date of Original (Month/Year)
6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director__X_10% Owner ___Officer(give title below)___Other(specify below) 7.Individual or Joint/Group Reporting (check applicable line)
_X__Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security(Instr. 3)
2. Trans-action Date (Month/ Day/ Year)
3. Trans-action Code(Instr. 8)
4. Securities Acquired (A) or Disposed of (D) -Amount, A or D, Price
5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)
7. Nature of Indirect Beneficial Ownership (Instr. 4)

  1.    2.         3.    4.    4.    4.       5.       6.       7
Title	Date	  Code Amount A/D  Price    Owned   Ownership Nature
-----------------------------------------------------------------------------
Common	3/14/2001  b   1,000 	A 0.530     848,550     D
Common	3/16/2001  b   2,000 	A 0.550     848,550     D
Common	3/19/2001  b     300 	A 0.531     848,550     D
Common	3/22/2001  b   4,000 	A 0.563     848,550     D
Common	3/27/2001  b   2,000 	A 0.650     848,550     D
Common	3/28/2001  b   1,500 	A 0.660     848,550     D
Common	3/29/2001  b   3,000 	A 0.675     848,550     D
Common	3/30/2001  b   1,600 	A 0.938     848,550     D
Common	4/3/2001   b   2,000 	A 0.850     848,550     D
Common	4/6/2001   b     500 	A 0.688     848,550     D
Common	4/9/2001   b   2,000 	A 0.750     848,550     D
Common	4/11/2001  b   1,000 	A 0.750     848,550     D
Common	4/18/2001  b   1,000 	A 0.750     848,550     D
Common	11/5/2001  b   2,000 	A 0.350     848,550     D
Common	11/6/2001  b   2,000 	A 0.350     848,550     D
Common	11/19/2001 b     500 	A 0.350     848,550     D
Common	11/21/2001 b   3,500 	A 0.374     848,550     D
Common	11/28/2001 b   5,000 	A 0.550     848,550     D
Common	11/29/2001 b   1,500 	A 0.550     848,550     D
Common	11/30/2001 b   3,000 	A 0.577     848,550     D
Common	12/3/2001  b   4,000 	A 0.500     848,550     D
Common	12/4/2001  b   5,000 	A 0.500     848,550     D
Common	12/4/2001  b   5,000 	A 0.500     848,550     D
Common	12/5/2001  b   5,000 	A 0.445     848,550     D
Common	12/31/2001 b   2,000 	A 0.280     848,550     D
Common 3/14/2001   b   3,000   A   0.530    848,550     I   By LP and IAA*
Common 3/14/2001   b   3,000   A   0.530    848,550 	I   By LP and IAA*
Common 3/16/2001   b   5,000   A   0.550    848,550 	I   By LP and IAA*
Common 3/16/2001   b   5,000   A   0.550    848,550 	I   By LP and IAA*
Common 3/22/2001   b   20,000  A   0.563    848,550 	I   By LP and IAA*
Common 3/22/2001   b   3,000   A   0.563    848,550 	I   By LP and IAA*
Common 3/22/2001   b   5,500   A   0.563    848,550 	I   By LP and IAA*
Common 3/27/2001   b   8,000   A   0.650    848,550 	I   By LP and IAA*
Common 3/27/2001   b   3,000   A   0.650    848,550 	I   By LP and IAA*
Common 3/28/2001   b   7,500   A   0.660    848,550 	I   By LP and IAA*
Common 3/29/2001   b   10,000  A   0.675    848,550 	I   By LP and IAA*
Common 3/29/2001   b   7,000   A   0.675    848,550 	I   By LP and IAA*
Common 3/30/2001   b   10,000  A   0.938    848,550 	I   By LP and IAA*
Common 3/30/2001   b   4,500   A   0.938    848,550 	I   By LP and IAA*
Common 3/3/2001    b   3,000   A   0.850    848,550 	I   By LP and IAA*
Common 4/6/2001    b   4,500   A   0.688    848,550 	I   By LP and IAA*
Common 4/9/2001    b   10,000  A   0.750    848,550 	I   By LP and IAA*
Common 4/9/2001    b   8,000   A   0.750    848,550 	I   By LP and IAA*
Common 4/11/2001   b   6,000   A   0.750    848,550 	I   By LP and IAA*
Common 4/18/2001   b   7,000   A   0.750    848,550 	I   By LP and IAA*
Common 11/5/2001   b   8,000   A   0.350    848,550 	I   By LP and IAA*
Common 11/5/2001   b   2,500   A   0.350    848,550 	I   By LP and IAA*
Common 11/6/2001   b   13,000  A   0.350    848,550 	I   By LP and IAA*
Common 11/20/2001  b   15,000  A   0.366    848,550 	I   By LP and IAA*
Common 11/21/2001  b   14,000  A   0.374    848,550 	I   By LP and IAA*
Common 11/28/2001  b   20,000  A   0.550    848,550 	I   By LP and IAA*
Common 11/28/2001  b   2,500   A   0.550    848,550 	I   By LP and IAA*
Common 11/28/2001  b   5,000   A   0.550    848,550 	I   By LP and IAA*
Common 11/29/2001  b   3,000   A   0.550    848,550 	I   By LP and IAA*
Common 11/29/2001  b   1,500   A   0.550    848,550 	I   By LP and IAA*
Common 11/30/2001  b   10,000  A   0.577    848,550 	I   By LP and IAA*
Common 11/30/2001  b   1,500   A   0.577    848,550 	I   By LP and IAA*
Common 11/30/2001  b   4,000   A   0.577    848,550 	I   By LP and IAA*
Common 12/3/2001   b   10,000  A   0.500    848,550 	I   By LP and IAA*
Common 12/3/2001   b   2,000   A   0.500    848,550 	I   By LP and IAA*
Common 12/3/2001   b   4,000   A   0.500    848,550 	I   By LP and IAA*
Common 12/4/2001   b   20,000  A   0.500    848,550 	I   By LP and IAA*
Common 12/4/2001   b   5,000   A   0.500    848,550 	I   By LP and IAA*
Common 12/5/2001   b   20,000  A   0.445    848,550 	I   By LP and IAA*
Common 12/5/2001   b   10,000  A   0.445    848,550 	I   By LP and IAA*
Common 12/31/2001  b   8,000   A   0.280    848,550 	I   By LP and IAA*


*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts



Table II-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned    (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security   (Instr. 3)
2.Conver- sion or Exercise Price of Derivative Security
3.Trans- action Date (Month/ Day/ Year)
4.Trans- action Code (Instr. 8)
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
6.Date Exercisable and Expiration Date (Month/Day/Year)
7.Title and Amount of Underlying Securities (Instr. 3 and 4)
8.Price of Derivative Security  (Instr. 5)
9.Number of Derivative Securities Beneficially Owned at End of Year 10.Ownership of Derivative Security: Direct (D) or Indirect (I)
11.Nature of Indirect Beneficial Ownership
      Exercise Transaction Number    Date     Title   Number Ownership Nature
Title  Price   Date  Code  A or D   Exercise          Owned    D/I
-----------------------------------------------------------------------------




Explanation of Responses:





____________________________________
**Signature of Reporting Person

____________________________________
Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 02/11/2002